December 19, 2024

Steven N. Bronson
Chief Executive Officer
Interlink Electronics, Inc.
15707 Rockfield Boulevard, Suite 105
Irvine, California 92618

       Re: Interlink Electronics, Inc.
           Registration Statement on Form S-3
           Filed December 18, 2024
           File No. 333-283879
Dear Steven N. Bronson:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Matthew Crispino at 202-551-3456 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology